Mail Stop 4569
August 19, 2005

By U.S. Mail and facsimile to (212) 403-2327

Mr. John A. Thain
Chief Executive Officer
New York Stock Exchange, Inc.
11 Wall Street
New York, New York  10005

      Re:      NYSE Group, Inc.
      Registration Statement on Form S-4
      Filed on July 21, 2005
                        File Number 333-126780

Dear Mr. Thain:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the Division of Market Regulation has separately issued comments starting on page 12. General
1. Please confirm that you have provided the staff with all documents and/or projections prepared by Lazard Freres & Co. and Greenhill & Co. relating to the transaction that was made available to the boards and/or their representatives, including any drafts. We acknowledge receiving certain exhibits in connection with deliberations by the New York Stock Exchange, Inc. which you submitted with the registration statement. Please include all transcripts, summaries, handouts, board books and video presentation materials not already submitted, including those from Archipelago Holdings, Inc. We always may have more comments.
2. We will process your amendments without a price range and other missing information (e.g., "Illustrative Examples of Proration and Allocation Procedure" on page 111). Since this missing information triggers a number of disclosure matters, please allow sufficient time to process the amendments when you include it. Please understand that its effect on disclosure throughout the document may cause us to raise issues in areas not previously commented on.
3. Please file your legal and tax opinions (or revenue ruling, if applicable) with your next amendment.

4. Please refer to the updating requirements of Rule 3-12 of Regulation S-X and revise accordingly.

5. Please include updated consents from the independent accountants in the pre-effective amendment. Ensure that the consents properly reflect whether the report of the accountant is included in the document or incorporated by reference.

6. Please revise to provide management`s discussion and analysis of financial condition and results of operations for PCX Holdings, Inc.

7. Please revise to provide financial statements for PCX Holdings, Inc. in accordance with Rule 3-05 of Regulation S-X.

8. Please revise throughout the document, as appropriate, to disclose and discuss material charges, recurring and non-recurring, expected to be incurred as a result of your acquisitions.

Certain Frequently Used Terms
9. Please avoid reliance on defined terms, especially those that are commonly understood or can be easily explained in their context.
Refer to question number 2 of Staff Legal Bulletin No. 7 and Rule
421(b).

Summary, page 5
10. Please revise to disclose whether or not you plan to repurchase any shares.

Archipelago Holdings, Inc., page 5
11. Please revise to disclose in the section on risk factors whether or not you foresee any regulatory conflict of interest in operating two exchanges (e.g., potentially controlling more trading opportunities, decreasing competition).

The NYSE Special Meeting, page 5
12. Please revise to define or describe terms that are generally only understood by industry experts such as "electronic access members" on page 5, "consolidated tape" on page 17, "Special Trust Fund" on page
122, "UTP" on page 138, "order flow" and "specialist guarantees" on page 140 and "intermarket sweep orders, single-priced opening, reopening or closing transactions, bench mark orders, upstairs stops" on page 224, or refer the investor to where in the registration statement the term is defined.

Permitted Dividends, page 7
13. Tell us on what basis you will determine whether Archipelago or
NYSE pays the permitted dividend.

Material U.S. Federal Income Tax Consequences, page 11
14. Please revise to disclose whether or not, or to what extent, the merger transaction will be tax-free to NYSE or Archipelago. Since you assess that the merger will constitute a reorganization within the meaning of section 368(a) of the Internal Revenue Code, state whether the NYSE will have to recognize a gain or loss on the purchase of Archipelago.

Certain Differences in the Rights Before and After the Mergers,
page
14
15. Given the importance of the change in rights to an investor, please revise this section to include the principal material changes in the rights of the members and shareholders resulting from the change in governing documents. For example, to amend the certificate of incorporation or to remove a director, 80% of the shareholders must vote in favor of such action.

Selected Historical Financial Data of Archipelago, page 16
16. Footnote 6 on page 17 states that Archipelago pays fees for some orders on its systems but does not pay fees for orders posted on NYSE-listed securities. Please disclose whether this arrangement will change after the merger.
Risk Factors, page 21
17. We note that the Lazard Freres fairness opinion is based on the
April 20, 2005 version of the merger agreement, and it appears that the Greenhill fairness opinion is based on the same version (although this is not specified). You state that there is no duty to update and that the fairness opinions were based on pre-amendment disclosure. The agreement, however, has been amended since.
Please
revise to disclose as part of your discussion on risk factors or elsewhere what effect the amendment has on the valuations or consideration regarding the merger and any other impact from the amendment.
18. We note that the NYSE`s current chief executive officer was a former senior partner at Goldman Sachs, which owns 15.5% of Archipelago (page 92), has 21 seats on the NYSE, received $7 million in advisory fees and provided Greenhill Capital with information for the merger. We also note on page 51 that NYSE and Archipelago waived any conflicts that could be posed by Goldman Sachs` role as facilitator. Please revise to include a risk factor that, despite such a waiver, conflicts of interest persist with respect to Goldman
Sachs` role in the merger which can impair its judgment and independence. Please also include the principal conflicts that arise in "The Mergers-Certain Relationships and Related-Party Transactions-
Relationships with Goldman Sachs" beginning on page 92.
19. Greenhill and Lazard Freres (four listings) are both listed on the NYSE and pay listing fees. We note your disclosure in the fourth paragraph on page 53 regarding other firms` past representation of the NYSE and your disclosure in the first paragraph on page 54. This disclosure, however, does not remove conflicts of interest (Lazard also has a seat on the NYSE and owns Archipelago securities). Please revise to include these and other conflicts of Greenhill, Lazard or other entities (e.g., NYSE Regulation will report to the for-profit entity (page 174), NYSE Group), despite your efforts to mitigate them, as a risk factor given that the underlying conflicts persist.
20. Please revise to include as part of your disclosure for risk factors that either party could have to pay a termination fee up to
$40 million as mentioned on page 56.

Certain directors and executive officers of the NYSE and
Archipelago
may..., page 23
21. Please revise to quantify briefly the interests or include the compensation of the top officers of NYSE and Archipelago to provide context for the interests that they may have in the success of the merger.
Any conflicts of interest between NYSE Group and NYSE Regulation may
...., page 31
22. Please revise to expand your discussion of conflicts of interest between the self-regulatory responsibilities imposed by the securities laws (e.g., low cost trading) and the profit-oriented goals of the NYSE Group (e.g., maximizing shareholder return). We note that some NYSE Group directors will sit on the board of NYSE Regulation resulting in potential conflicts of interest.

NYSE Group may be at greater risk from terrorism than other companies, page 36
23. Please revise to expand on issues related to the NYSE`s vulnerability to terrorist attacks. Please disclose what type of contingency plans you have in place to mitigate your exposure.

The Mergers - Background of the Mergers, page 49
24. Please revise to disclose what role Goldman Sachs played in structuring and determining the terms of the transaction.
25. Please revise to include a more complete discussion on page 52 concerning how the exchange ratio was negotiated and decided.

The NYSE`s Reasons for the Mergers; Recommendation of the
Mergers...,
page 58
26. Please revise to quantify the reasons supporting the merger in each bullet-point on page 59. For example, you mention on page 60 that "the merger would provide for significant opportunities for cost saving by eliminating duplicative activities and realizing synergies between the business of Archipelago and the NYSE, while at the same time realizing significant revenue growth opportunities, thereby driving meaningful and long-term stockholder value." Please provide dollar values where applicable in each bullet-point. Include similar disclosure for the section "Archipelago`s Reasons for the Mergers; Recommendation of the Mergers by the Archipelago Board of Directors" on page 63.
27. Please revise on pages 59 and 60 to explain more about, or refer the investor to where in the registration statement there is more discussion regarding, the listing of smaller companies, extended trading hours and the separation of NYSE Regulation from the for-profit entity NYSE Group.
28. Please revise your discussion in the section on risk factors to address the risk that Archipelago`s acquisition of PCX Holdings might not be completed or, if completed, there could be risks and challenges with integrating the operations and businesses of PCX Holdings which will divert management`s attention away from NYSE Group`s attention to the merger and normal operations. Please revise to state whether or not you foresee any challenges or changes regarding the disposition of Wave Securities.



Combined Pro Forma Projections, page 68
29. Please revise to expand on the reasons underlying your assumptions in footnote (1) or refer the investor where in the prospectus the justifications for the assumptions can be found.

Opinion of NYSE`s Financial Advisor, page 69
30. In the beginning of this section, please revise to include a narrative discussion and comprehensive table summarizing and comparing the transaction value and pricing multiples associated with the NYSE`s acquisition of Archipelago with the range of values and relevant multiples developed from each of the material valuation methodologies employed.
31. The management of Archipelago provided NYSE`s financial advisor,
Lazard Freres, certain financial information to which NYSE had access. Because NYSE members and Archipelago security holders should have access to the same information when making their investment decision, please revise this section to disclose all material, non-public information provided by Archipelago to Lazard Freres that they relied upon in rendering their fairness opinion.

Archipelago Valuation, page 71
32. Please revise to explain why the price per share as a multiple of earnings per share decreases on pages 72 and 75 (for the NYSE
Valuation).

Pro Forma Valuation Analysis, page 76
33. Please revise to explain why the first table on page 77
excludes
equity ATS/ECN in the bottom half of the table.
34. Please revise to discuss the reason for the increase on page
78
in the NYSE contribution and concurrent decrease in the
Archipelago
contribution in 2006 and thereafter.   If applicable, please
discuss
also with respect to disclosure on net revenues, operating income and net income on page 87.
Miscellaneous, page 78
35. Lazard Freres appears not to be entirely independent from conflicts of interest with respect to the merger although they are presented as such. Please revise or qualify your characterization of their "independence with respect to the mergers."


Opinion of Archipelago`s Financial Advisor, page 78
36. Please revise the beginning of this section to include a narrative discussion and comprehensive table summarizing and comparing the transaction value and pricing multiples associated with the NYSE`s acquisition of Archipelago with the range of values and relevant multiples developed from each of the material valuation methodologies employed.
37. The management of NYSE provided Archipelago`s financial advisor,
Greenhill & Co., certain financial information to which Archipelago had access. Because NYSE members and Archipelago security holders should have access to the same information when making their investment decision, please revise this section to disclose all material, non-public information provided by NYSE to Greenhill that they relied upon in rendering their fairness opinion.

Certain Relationships and Related-Party Transactions, page 92

38. In light of your significant business relationships, please advise us as to all related party transactions that materially affect your financial position, results of operations, and cash flows.
If
material, please disclose all related party transactions on the face of your consolidated statements of financial condition, income and cash flows. Refer to Rule 4-08(k) of Regulation S-X.

Material U.S. Federal Income Tax Consequences, page 94
39. Please revise to provide an opinion on "Permitted Dividends".
40. Please revise to remove the final sentence of the carryover paragraph at the top of page 96. An unqualified opinion must be provided before effectiveness of the registration statement.
41. In the third from last line of the third paragraph on page 97, please revise to replace the word "conclude" with "opine".

Stock Exchange Listing, page 101
42. Please revise the section on risk factors to disclose potential conflicts of interest that result from a securities exchange both listing and trading its own stock.

Merger Consideration Received by NYSE Members, page 107
43. Because the cash and stock election options for NYSE members are dependent upon a formula based in part on the trading price of Archipelago`s stock after the vote, please amend the cover page to expressly indicate NYSE members will not know at the time of the vote either the total amount of cash or the number of NYSE Group shares they will receive under these options.

Because the exact amount of consideration being given to NYSE members will not be determinable at the time of vote, please revise this section to indicate whether or not a "floor" or minimum Archipelago stock price has been included as part of the formula which, if breached, would relieve the parties of the obligation to proceed with the transaction. The disclosure with respect to the stock election should also be revised to include illustrative examples of the number of NYSE Group shares to be issued using Archipelago trading price information as of the latest practicable date assuming no proration will be required. Comparable disclosure regarding the implied cash value of the NYSE common stock should be included with respect to the cash election. Although we understand the formula is based on Archipelago trading prices after the vote, please consider using a toll-free number so that NYSE members may determine a representative number of NYSE Group shares or implied cash value as of the latest practicable date before the vote.

Election Mechanics, page 109
44. If the election deadline will occur after the meeting date, please revise to disclose the anticipated time period between voting and closing and tell us what consideration you have given to Williams
Act requirements. See Release No. 34-14699 (April 24, 1978).

Amendment and Waiver, page 124
45. You state that the NYSE and Archipelago may amend the merger agreement after its approval by the members and stockholders. Please revise to explain those situations in which an amendment can be made without further approval from the members or stockholders.

Committees of the NYSE Group Board of Directors, page 131
Human Resources & Compensation Committee, page 133
46. Please revise to describe the regulatory oversight committee.

Information About the NYSE - Overview, page 142
47. Please revise to state what amount or percentage of the $20 trillion market capitalization is attributable to stocks listed on the NYSE.
48. Please revise to include disclosure that the NYSE provides its top executives with among the most lucrative compensation packages (e.g., the salary of the chief executive officer of the NYSE comprised about 13% of net income in 2004) for exchanges and trading platforms here as well as the in the Summary section beginning on page 5.

Order Execution Business - Order Execution - Auction Market, page
147
49. Given the importance of the auction market for the NYSE, please revise to explain under what circumstances specialists add liquidity.

Trading Fees, page 148
50. Please revise to explain what impact you anticipate from the changes in pricing structure.

Legal Proceedings
SEC Administrative Proceedings, page 159

51. If the settlement of the administrative proceedings will have a financial statement impact, please revise to disclose in Note 8 to your Condensed Consolidated Financial Statements as of and for the period ended March 31, 2005 and 2004. Refer to SFAS 5.

NYSE Management`s Discussion and Analysis of Financial Condition and..., page 172
52. Consistent with the title of this section, please revise to expand your discussion regarding the financial condition of the NYSE in addition to your discussion of liquidity and capital resources. Refer to Item 303 of Regulation S-K.
53. The discussion and analysis of known trends, demands, commitments, events and uncertainties help in an understanding a company`s performance. Please revise to discuss trends, such as the steadily decreasing NYSE ETF average daily volume on page 176, the introduction of a new fee structure for facility and equipment fees, or any other material known trends and uncertainties regarding your financial condition and the results of operations. Refer to III.B.3 of Release Number 33-8350 regarding MD&A, dated December 29, 2003.

Sources of Revenues, page 178

54. Please tell us how you determined that 10 years was an appropriate service period for recognizing listing fees.

Liquidity and Capital Resources, page 203
55. Please revise to disclose how you will meet your liquidity needs as part of the merger given that you will need to generate approximately $409.8 million for the standard election (page 228) and have at least $350 million available at the time of the merger as a closing condition.

56. Please revise to provide an enhanced liquidity analysis rather than a recitation of the items in the cash flow statements.
Please
explain the sources and uses of cash, paying particular attention to disclosure and analysis of matters that are not readily apparent from their cash flow statements and discussing trends, demands, and uncertainties. Refer to Release No. 33-8350/34-48960: Commission Guidance Regarding Management`s Discussion and Analysis of Financial
Condition and Results of Operations.

Information About Archipelago, page 207
Archipelago`s Operations - Trading Platforms and Services, page
209
57. Please revise to disclose what percentage of the OTC market
Archipelago Holdings Inc. and affiliates control.

Information About NYSE Group, page 211
Competitive Strengths - Increased Choice, page 213
58. Please revise to discuss whether the increased choice applies to just NYSE-listed stocks or other stocks.

Competitive Strengths - Governance and Regulation, page 213
59. Please revise to disclose what benefits (salary, etc.) and obligations will apply to the new directors for the NYSE Group.

Trading Licenses, page 217
60. You state that NYSE Group common stock does not provide holders with trading rights. It appears that all NYSE members will lose their trading rights upon the merger, and if they wish to have future trading licenses, they must purchase them before the merger. Please revise to include a risk factor if you anticipate a disruption in trading on the NYSE given the potential for the magnitude of change in the holders of trading licenses and its effect on the capital markets.

Structure, Organization and Governance of NYSE Regulation, page
226
61. Please revise to explain policies or means to reduce the conflicts between the self-regulatory responsibilities imposed by the securities laws (e.g., low cost trading) and the new, profit-oriented goals of the NYSE Group (e.g., maximizing shareholder return).

Unaudited Pro Forma Condensed Combined Financial Data For NYSE
Group,
page 228

62. Please revise this section to separately present the pro forma adjustments by acquisition and disposition. In accordance with Rule
11-02 of Regulation S-X, your pro-forma information should reflect the following:

* Separate historical financial information, pro-forma adjustments, and related notes thereto to disclose the effects of the anticipated acquisition of PCX Holdings, Inc. and subsidiaries by Archipelago. Your adjustments relating to the acquisition of PCX Holdings, Inc. and the disposition of Wave Securities should be clearly footnoted.

o We would expect a separate pro-forma presentation showing historical financial information for Archipelago and PCX Holdings, an adjustment column (which should contain adjustments for the disposition of Wave Securities), and a column that represents the pro-forma information of Archipelago.

* Separate historical financial information, pro-forma adjustments, and related notes thereto to disclose the effects of the anticipated acquisition of Archipelago Holdings, Inc. and subsidiaries by the NYSE Group, Inc.

o This presentation should include historical financial information for NYSE, a column presenting pro-forma information of Archipelago, and adjustment column, and a column that that represents the pro-forma information of the NYSE Group, Inc.

* The effects of the NYSE`s anticipated issuance to NYSE employees of shares of NYSE Group common stock.

63. Please revise to provide footnote disclosure of material, non-recurring charges related to your acquisitions. Identify the nature of the charge, quantify the amount and identify the period(s) in which it is expected to be incurred.

Notes to Unaudited Pro Forma Condensed Combined Financial
Statements
Note 2 - Purchase Price, page 234

64. Please tell us how the potential common shares referred to in the calculation of estimated shares to be issued will be treated in the merger and why the treasury stock method is applied in this situation.



Note 3 - Pro Forma Adjustments
(3.1) Fair Value of Archipelago`s Fixed Assets and Intangible
Assets,
page 234

65. Please tell us how you determined the value of the national securities exchange registration intangible asset considering the valuation of $90 million related to the acquisition of those rights provided in Archipelago`s financial statements.

66. Please tell us how you determined that 20 years was a reasonable amortization period for customer relationships given the rapid changes in the structure of the industry.

(3.2) Equity, page 235

67. Please revise to reference NYSE payments to members to the correct note.

Transfer Restrictions on Certain Shares of NYSE Group Common
Stock,
page 237
68. Please revise to indicate under what circumstances the board might remove the transfer restrictions on NYSE Group shares (e.g., solid stock performance).

NYSE Financial Statements
General

69. Please revise your headings in throughout the notes to the financial statements to clearly mark information that has been restated. Those columns and notes containing restated balances should be marked "restated".

Consolidated Statement of Cash Flows, page F-6

70. Please tell us how you developed the amount you added back to net income for the provision for losses on accounts receivable.

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-7

71. Please tell us how you considered EITF 99-19 in accounting for market information fee revenue and activity assessment fees. In your response, please address how your circumstances and accounting treatment are consistent with those of Archipelago.

72. Please revise your accounting policy to describe how you applied
EITF 99-19 to achieve either gross or net presentation.


Note 5 - Affiliates, page F-13

73. Please tell us why you valued your investment in DTCC at cost and not using the equity method.

Note 10 - Litigation and Other Matters, page F-19

74. Please revise to provide disclosure reconciling public statements regarding the former chairman`s compensation package of $140 million, management`s assessment of the contractual amounts due to the former chairman, and the amounts reflected in the financial statements.

Note 13 - Commitments and Contingencies, page F-25
75. Please revise to disclose the uncertainty about the claim on excess SEC Activity Remittances discussed on page 177. In your disclosure, consider the likelihood that this claim will be settled for the amount accrued or disclose a range of likely settlement amounts. Refer to SFAS 5.

Division of Market Regulation

      The staff of the Division of Market Regulation has reviewed your registration statement on Form S-4, filed July 21, 2005 ("Registration Statement"), and we have the following comments. After reviewing your responses, we may have additional comments. Please note that these comments do not cover regulatory issues that we may have with respect to the structure of the proposed transaction or any proposed rule changes to be filed with the Commission, and that further changes may be necessary to the Registration Statement to reflect the Commission`s review of such structure and rule changes.

Selected Historical Financial Data of Archipelago - page 17
1. The Pacific Exchange ("PCX") is the participant in the CTA
Plan.
Please revise the second sentence in note (4) to make clear that Archipelago is eligible to participate through PCX in the sale of market data, and receive market data fees, pursuant to the terms of its contract with PCX, in addition to the fact that it operates
ArcaEx.
Risks Relating to NYSE Group`s Business - Regulation NMS, and
changes
in Regulation NMS, may adversely affect NYSE Group`s businesses. -
page 28
2. As you note, Regulation NMS imposes a cap of $0.003 per share on
transaction fees charged by market centers to members (or
customers)
and non-members based on executions against each market`s best bid
or
offer, not all quotations.  Please clarify the third sentence of the
second paragraph in this section accordingly. For instance, we suggest replacing the phrase "against displayed quotes" with "against its best bid and offer."
Risks Relating to NYSE Group`s Business - The successful implementation and operation of the NYSE Hybrid Market faces a number of significant challenges and depends on a number of factors that will be outside the control of NYSE Group. - page 32
3. In this section, you discuss challenges to the successful implementation of the proposed NYSE Hybrid Market that could pose a risk to NYSE Group`s business.  In particular, you note in the third
paragraph that there is no guarantee that customers will accept
and
use the NYSE Hybrid Market services.  Please consider clarifying in
the fourth paragraph of this section that the non-acceptance and non-
use by its customers of the NYSE Hybrid Market services could have an
adverse impact on the NYSE Group`s ability to compete.
The Mergers - Certain Relationships and Related Party Transactions
-
page 93
4. You note that the NYSE board of directors allowed John Thain, at the time he became CEO of the exchange, to place Goldman Sachs` stock that he owned in a blind trust, rather than requiring him to divest.
Please confirm supplementally whether or not Mr. Thain`s ownership of such stock causes Goldman Sachs to be affiliated with the NYSE. Regulatory Approvals - page 100
5. In the second full paragraph on the page, you state that SEC approval of any applications under Rule 19b-4 of the Exchange Act is a condition to completion of the mergers, unless the failure to obtain this approval would not reasonably be expected to result in a material adverse effect. Please clarify that this is a condition in the merger agreement.
Support and Lock-Up Agreements - Agreement to Vote with Respect to Archipelago Common Stock - page 126
6. We note that certain of Archipelago`s largest shareholders have entered into support and lock-up agreements with the NYSE, in which these shareholders agree to vote all of their shares in favor of the mergers and against any other acquisition proposals and certain other actions. We also note that, as described on pages 45-46 of the Registration Statement, Archipelago`s current certificate of incorporation contains voting limitations with respect to Archipelago`s stock, and that the Archipelago board and the Commission must approve any person to exceed these voting limitations.
Please explain supplementally whether these support and lock-up agreements cause or would cause the NYSE to violate the existing voting limitations contained in Archipelago`s certificate of incorporation, and if so, when the Board intends to consider whether to grant a waiver to permit the NYSE to exceed the voting limits. In addition, please explain the impact on the proposed merger if either the Board or the Commission does not approve the waiver.
Directors and Management of NYSE Group After the Mergers - Management of NYSE Group - page 133
7. Please explain supplementally what Richard Ketchum`s role will be as "chief regulatory officer" of NYSE Group in light of your statement that he will not be an officer or employee of any unit other than NYSE Regulation and will report solely to the NYSE Regulation Board.
Industry - U.S. Equities Market - Trading in NYSE-Listed
Securities -
page 138
8. In the second sentence of the third paragraph in this section, you state that 11% of NYSE`s "total volume" is executed through NYSE Direct+. Please clarify whether this reference is to share volume, and the relevant time period over which the measurement is made. Please add a similar clarification as appropriate to the same reference on pages 142, 144, 145, 147, 154 and 173.
9. In this section, you provide background regarding the trading of
NYSE-listed securities. Please consider noting that trading of NYSE-listed (and other exchange-listed) securities also occurs over-the-counter, i.e., off-exchange.
Industry - U.S. Equities Market - Trading in Nasdaq-Listed
Securities
- page 138
10. In the first sentence of the first paragraph in this section, please replace "exchanges" with "markets" or "market centers," to reflect the current status of The Nasdaq Stock Market.
11. Please consider expanding the second paragraph to provide additional detail regarding the development of trading in Nasdaq securities and competitive pressures in the marketplace. With respect to the first sentence of the third paragraph of this section, please note that the Order Handling Rules were adopted by the Commission in 1996, not 1997.
Industry - U.S. Equities Market - Market Data Services - page 139
12. In the second sentence of the third full paragraph of this section, please replace "[t]he market data rule" with "Regulation NMS."

Industry - U.S. Options Markets - page 140
13. Please revise the second sentence of the fourth full paragraph to
reflect the fact that the requirement to avoid trade-throughs is not
an SEC rule, but a requirement under a national market system plan and SRO rules.
14. In the fourth paragraph of this section, please consider expanding the discussion to indicate that the Pacific Exchange`s proposal to begin quoting and trading options in penny increments is likely to be controversial and may not be approved in the near future.
Industry - U.S. Fixed Income Markets - page 141
15. In the first sentence of the second paragraph, please delete the
words "of those."
Information About the NYSE - Competitive Strengths - pages 143-144
16. In the bullet "Best Quoted Prices," please revise the sentence to
provide a time frame with respect to the statement that the NYSE has
the best NBBO more than 88% of the time.
17. In the first sub-bullet under the bullet "Deep Liquidity,"
please
clarify whether the reference to "81% of the trading in NYSE-
listed
stocks" is to share volume or some other measure.
18. In the bullet "Greater Speed / Certainty," please support the claim in the second half of the second sentence that the NYSE has an average execution speed among the fastest of all market centers. Information About the NYSE - Listings Business - Competition - page
147
19. In the second paragraph regarding transfer listings, please consider adding a statement addressing the pending transfer of various iShares Funds to NYSE from the American Stock Exchange, subject to SEC approval.
Information About the NYSE - Order Execution Business - Products Traded - page 147-148
20. Under "Equity Securities," please clarify the statement in the third sentence to indicate whether the reference is to share volume.
Information About the NYSE - Market Data Business - Consolidated
Data
Services - page 149
21. Please clarify the first sentence of the second full paragraph to
indicate that, under the terms of the CTA Plan, participating markets
allocate revenues based on the number of trades, not share volume. Please indicate that this allocation methodology has been amended by
Regulation NMS, and that the compliance date for the new
allocation
formula is September 1, 2006.
Information About the NYSE - Current Status/Recent Developments -
page 155
22. Please update the first paragraph to indicate that the
referenced
amendments to the NYSE Hybrid Market proposal have been published for
public comment.
NYSE Management`s Discussion and Analysis of Financial Condition
and
Results of Operation - Sources of Revenues - Activity Assessment
Fee
- page 177
23. In the second full paragraph of this section, please revise the
clause "which affected how the NYSE receives the assessment from its
members" to read as follows:  "which caused the NYSE to revise how it
collects the assessment from its members." Also, in the first sentence of that same paragraph and in the first sentence of the next paragraph, we note that the Commission adopted one rule, Rule 31 under the Exchange Act, rather than more than one rule.
24. In the first sentence of the third full paragraph in this section, please change the reference to "Activity Remittance" to "the
Section 31 fee" to more accurately reflect what the NYSE is
required
to pay to the Commission under the new rule. Please make the same change in the third sentence of this paragraph.
25. In the fourth full paragraph of this section, you note that the
transition from complying with the old rules to the new rules caused
the NYSE to accumulate an excess of anticipated remittance, like certain other industry participants (emphasis added). Please clarify whether there is one or more other industry participants; it is our
understanding that there is only one other participant for which the
new rule caused the same effect.
Information About Archipelago - Archipelago`s Operations - Trading Platforms and Services - page 209
26. In the context of a proposed rule change filed by the Pacific Exchange relating to the proposed acquisition by Archipelago of the
Pacific Exchange, Archipelago and Commission staff have had discussions regarding the continued operation of the services of several of Archipelago`s wholly-owned subsidiaries, including the routing services through NYSE`s DOT and the "in-bound" routing functions of Wave Securities LLC and Archipelago Trading Services, Inc., after the transaction. Please revise the disclosure in the subsection "Additional Transaction-Related Services" as appropriate to reflect these discussions and any potential impact on the NYSE Group. For instance, we note that the proposed rule change contains a statement that Archipelago will divest its ownership of Wave Securities LLC by the end of 2005.
Information About NYSE Group - Strategy - page 213-214
27. In the first paragraph of the subsection "Revenue Growth and Diversification," please clarify the first sentence.
28. With respect to the discussion in the first bullet "Strengthen Core Market in Cash Equity Trading," please supplementally provide additional detail regarding how you intend to link the NYSE and ArcaEx trading platforms.
29. In the bullet "Expansion in Other Product Areas," you state the
intent to pursue side-by-side trading in cash and derivatives. Please amend this section to indicate that historically the Commission has had policy concerns with allowing side-by-side trading, and that initiation of side-by-side trading would require SEC approval and that there can be no guarantee of approval.
Also,
please provide supplementally additional detail with respect to how
you intend to structure such trading.
Regulation - SEC Oversight - page 221
30. To clarify that ArcaEx is subject to the recordkeeping requirements of Section 17 of the Exchange Act because it is a facility of an exchange, in the first full paragraph on this page, after "through its certificate of incorporation" please add the following: ", and because ArcaEx is a facility of the Pacific Exchange".
Regulation - Recent Regulatory Developments - Regulation NMS -
page
223
31. Please revise the second paragraph to indicate that the compliance date for the Sub-Penny Pricing Rule has been extended to
January 31, 2006.
NYSE Regulation - Structure, Organization and Governance of NYSE Regulation - After the Mergers - page 226

32. Please explain supplementally how the regulatory
responsibilities
of NYSE Regulation would incorporate the regulatory
responsibilities
of the Pacific Exchange, and the intended relationship between
NYSE
Regulation and the Pacific Exchange and its regulatory subsidiary,
PCX Equities.
NYSE Group, Inc. - Notes to Unaudited Pro Forma Condensed Combined Financial Statements - page 235
33. In note (a) on this page, please revise the second sentence to indicate that Archipelago is eligible to earn market data and listing
fees and benefit from clearing cost savings as a result of its status
as a facility of the Pacific Exchange, a national securities exchange, as well as its contractual agreement with the Pacific
Exchange, rather than as a result of obtaining "exchange status"
through the Pacific Exchange.
Description of NYSE Group Capital Stock - Ownership and Voting
Limits
on NYSE Group Capital Stock - page 236-237
34. In the paragraph at the bottom of page 236, you include the definition of "related person" will be included in the NYSE
Group`s
certificate of incorporate.  We note that, pending full review of proposed rule changes to be filed with the Commission with respect to
the proposed transaction, we likely will have comments on, and changes to, this definition (as well as other aspects of the ownership and voting limitations) from a regulatory standpoint that
may necessitate a change to this disclosure.
35. In the first sentence of the first full paragraph on page 237, you state that the NYSE Group may waive applicable ownership and voting limits subject to certain determinations by the NYSE Group board of directors, and that such waivers must be filed with the
SEC.
Please amend this sentence to make clear that any such waiver would
not be effective unless and until it received SEC approval.
Comparison of Rights Prior To And After The Mergers - Amendments
to
Bylaws/Constitution - page 251
36. Under this section, you identify two different standards for
SEC
review and approval of amendments to Archipelago`s bylaws.  Please amend this section as appropriate to reflect the actual
requirement
in Archipelago`s current bylaws.
      *			*			*			*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Isa Farhat at (202) 551-3485 or Donald Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3491 with any other
questions.


Sincerely,



Todd K. Schiffman

Assistant Director

cc:	David C. Karp, Esq.				John Evangelakos, Esq.
      Wachtell, Lipton, Rosen & Katz		Sullivan & Cromwell
LLP
	51 West 52nd Street				125 Broad Street
            New York, New York  10019			New York, New
York
10004